SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Cue Health Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

229790100
(CUSIP Number)

Tarsadia Investments, LLC

520 Newport Center Drive, 21st Floor

Newport Beach, CA 92660

Tarsadia Capital, LLC

10 East 53rd Street, 23rd Floor

New York, NY 10022

T-Twelve Holdings, LLC

c/o Sierra Fiduciary Support Services

100 West Liberty Street, Suite 750

Reno, Nevada 89501

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229790100	Schedule 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON TCCS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON TC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Tarsadia Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON NVGA I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,779
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON CP (HLTH), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,612,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,612,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,612,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Tarsadia Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,843,692
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,843,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,843,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON TUP Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,068,174
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,068,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,068,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 229790100	Schedule 13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON T-Twelve Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON TFC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D	Page 11 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value $0.00001 per share (the “Shares”), of Cue Health Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4980 Carroll Canyon Rd., Suite 100, San Diego, CA 92121.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed by:

	i.	TCCS I, LP, a Delaware limited partnership (“TCCS”), with respect to the Shares held by it;

	ii.	TC GP, LLC, a Delaware limited liability company (“TC GP”), as the general partner of TCCS, with respect to the Shares held by TCCS;

	iii.	Tarsadia Capital, LLC, a Delaware limited liability company (“Tarsadia Capital”), as the investment manager of TCCS, with respect to the Shares held by TCCS;

	iv.	NVGA I, LLC, a Delaware limited liability company (“NVGA”), with respect to the Shares held by it;

	v.	CP (HLTH), LLC, a Delaware limited liability company (“CP HLTH”), with respect to the Shares held by it;

	vi.	Tarsadia Investments LLC, a California limited liability company (“Tarsadia Investments”), as the investment manager of each of NVGA and CP HLTH, with respect to the Shares held by each of them;

	vii.	TUP Investments, L.P., a California limited partnership (“TUP Investments”, together with TCCS, TC GP, Tarsadia Capital, NVGA, CP HLTH and Tarsadia Investments, the “Tarsadia Reporting Persons”), with respect to the Shares held by it;

	viii.	T-Twelve Holdings, LLC, a Nevada limited liability company (“T-Twelve Holdings”), with respect to the Shares held by it; and

	ix.	TFC Manager, LLC, a Nevada limited liability company (“TFC Manager”, and together with T-Twelve Holdings, the “T-Twelve Reporting Persons”), as the manager of T-Twelve Holdings, with respect to the Shares held by T-Twelve Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Tushar Patel, a United States citizen (the “Tarsadia Principal”), is the ultimate control person of each of the Tarsadia Reporting Persons.

Gautam Patel, a United States citizen (the “T-Twelve Principal”), is the ultimate control person of each of the T-Twelve Reporting Persons.

CUSIP No. 229790100	Schedule 13D	Page 12 of 18 Pages

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	The principal business address of:

	i.	Each of TCCS, TC GP, Tarsadia Capital and the T-Twelve Principal is 10 East 53rd Street, 23rd Floor, New York, NY 10022;

	ii.	Each of NVGA, CP HLTH, TUP Investments, Tarsadia Investments and the Tarsadia Principal is 520 Newport Center Dr., 21st Floor, Newport Beach, CA 92660; and

	iii.	Each of T-Twelve Holdings and TFC Manager is c/o Sierra Fiduciary Support Services, 100 West Liberty St., Suite 750, Reno, Nevada 89501.

(c)	The principal business of:

	i.	Each of TCCS, NVGA, CP HLTH, TUP Investments and T-Twelve Holdings is to serve as a private investment vehicle for the owners thereof;

	ii.	TC GP is to serve as the general partner of TCCS;

	iii.	Tarsadia Capital, which is part of a single-family office that, together with Tarsadia Investments and one or more of their respective affiliates, is to provide investment management services to TCCS and other private investment vehicles, in each case, for the owners thereof;

	iv.	Tarsadia Investments, which is part of a single-family office that, together with Tarsadia Capital and one or more of their respective affiliates, is to provide investment management services to NVGA and CP HLTH, and other private investment vehicles, in each case for the owners thereof;

	v.	TFC Manager is to serve as the manager of T-Twelve Holdings;

	vi.	The Tarsadia Principal is as Chairman and Founder of the Tarsadia family office; and

	vii.	The T-Twelve Principal is as founder of Cepheid Capital, LLC, which provides consulting and advisory services, and in connection therewith, to serve on various boards of directors, as manager of TFC Manager and as a Managing Director of Tarsadia Investments.

(d)		During the last five years, none of the Reporting Persons, the Tarsadia Principal or the T-Twelve Principal has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 229790100	Schedule 13D	Page 13 of 18 Pages

(e)		During the last five years, none of the Reporting Persons, the Tarsadia Principal or the T-Twelve Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	i.	TCCS is a Delaware limited partnership;

	ii.	Each of TC GP and Tarsadia Capital is a Delaware limited liability company;

	iii.	NVGA is a Delaware limited liability company;

	iv.	CP HLTH is a Delaware limited liability company;

	v.	Tarsadia Investments is a California limited liability company

	vi.	TUP Investments is a California limited partnership;

	vii.	Each of T-Twelve Holdings and TFC Manager is a Nevada limited liability company; and

	viii.	Each of the Tarsadia Principal and the T-Twelve Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 8,012,657 Shares in the aggregate reported herein as beneficially owned by the Tarsadia Reporting Persons were acquired at an aggregate purchase price of approximately $23,868,159.23, excluding brokerage commissions. Such Shares were acquired using capital contributions, or were distributed, to TCCS, NVGA, CP HLTH and TUP Investments, as applicable. In addition, funds for the purchase of certain Shares reported herein as beneficially owned by each of TCCS and TUP Investments were derived from margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such Shares by each of TCCS and TUP Investments.

The 3,319,000 Shares reported herein as beneficially owned by the T-Twelve Reporting Persons were acquired at an aggregate purchase price of approximately $4,761,105.50, excluding brokerage commissions. Such Shares were acquired using capital contributions made to T-Twelve Holdings.

Item 4.	PURPOSE OF TRANSACTION

On August 31, 2023, Tarsadia Investments issued a press release (the “August 31 Press Release”), containing a letter to the Board of Directors of the Issuer (the “Board”), attached hereto as Exhibit 99.2 and incorporated by reference herein.

As of August 31, 2023, the Tarsadia Reporting Persons and the T-Twelve Reporting Persons have determined to work together in furtherance of the objectives set forth in the August 31 Press Release. Accordingly, the Tarsadia Reporting Persons and the T-Twelve Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No. 229790100	Schedule 13D	Page 14 of 18 Pages

The Tarsadia Reporting Persons have communicated and the Reporting Persons intend to continue to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, among other things, the matters set forth in the August 31 Press Release, the Issuer’s operations, management, Board composition, ownership, capital or corporate structure, sale transactions, dividend and buyback policies, strategy and plans, including any transactions involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or oppose, and may communicate with other shareholders or third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of plans and/or proposals (whether preliminary or final) with respect to the foregoing. The Reporting Persons have and may continue to exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the Shares without affecting their beneficial ownership of the Shares or adjust their exposure to the Shares in ways that would affect their beneficial ownership of the Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of each of the cover pages to this Schedule 13D for the number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage of Shares reported beneficially owned by the Reporting Persons is based upon 153,511,264 Shares outstanding as of August 2, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

As disclosed in Item 4, as of August 31, 2023, the Tarsadia Reporting Persons and the T-Twelve Reporting Persons have determined to work together in furtherance of the objectives set forth in the August 31 Press Release. Accordingly, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 11,331,657 Shares, representing approximately 7.38% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

CUSIP No. 229790100	Schedule 13D	Page 15 of 18 Pages

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Shares effected by the Reporting Persons in the past 60 days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in Shares listed in Annex A were effected in the open market.

(d) No persons other than the Reporting Persons, the Tarsadia Principal and the T-Twelve Principal have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Shares held by CP HLTH are pledged to Credit Suisse AG, New York Branch as collateral to secure a loan.

Certain of the Reporting Persons may be parties to the applicable limited liability company agreements for NVGA and CP HLTH, which were formed for the purpose of acquiring and/or holding the securities reported herein as held by NVGA and CP HLTH, respectively.

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit 99.1, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Exhibit 99.1:	Joint Filing Agreement, dated September 11, 2023.
Exhibit 99.2:	August 31 Press Release.

CUSIP No. 229790100	Schedule 13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 11, 2023

TCCS I, LP
By: TC GP, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TC GP, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

Tarsadia Capital, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Head of Tarsadia Capital, LLC

NVGA I, LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CP (HLTH), LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

Tarsadia Investments, LLC

/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: President

CUSIP No. 229790100	Schedule 13D	Page 17 of 18 Pages

TUP Investments, L.P.
By: TUP Three, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Manager

T-Twelve Holdings, LLC By: TFC Manager, LLC, its Manager

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

TFC Manager, LLC

/s/ Gautam Patel
Name: Gautam Patel
Title: Manager

CUSIP No. 229790100	Schedule 13D	Page 18 of 18 Pages

ANNEX A

Transactions in the Shares of the Issuer by each of the Reporting Persons
During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

TCCS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

08/31/2023	47,000	0.51	0.50-0.52
09/06/2023	11,068	0.51	0.50-0.51
09/07/2023	16,223	0.52
09/08/2023	26,500	0.51	0.51-0.53

TUP Investments

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

08/31/2023	209,025	0.52	0.51-0.53
09/06/2023	142,599	0.52	0.50-0.52
09/07/2023	33,210	0.52	0.51-0.53
09/08/2023	190,840	0.52	0.51-0.53